SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR'S DEPUTY CEO & CFO HOWARD MILLAR
TO STEP DOWN AFTER 23 YEARS
WILL JOIN BOARD IN 2015 AS NON-EXECUTIVE DIRECTOR

Ryanair today (30 June) announced that Howard Millar, the airline's Deputy CEO & CFO, has decided to step down as a full time executive in December 2014, after an outstandingly successful 23 years, to pursue other career opportunities.  Having joined Ryanair as Financial Controller in April 1992, he was promoted to Finance Director in 1993, and appointed CFO and Deputy CFO in January 2003.

Howard has played a leading role in the successful development of Ryanair into Europe's largest airline, growing from less than 1m to over 80m passengers p.a. and was a pivotal figure in many of the airlines key developments, including the transformation from a loss making regional carrier, to Europe's first and most successful low fares airline, its 1997 IPO, its subsequent 530 new aircraft orders and related financings, and most recently its very successful debut €850m Bond issue.

In light of Howard's enormous contribution to the development of Ryanair, Chairman David Bonderman has invited him to join the Board of Ryanair as a Non-Executive Director in mid-2015, some six months after he steps down as a full-time executive and Howard has accepted this offer.

Ryanair's Michael O'Leary said;

"I sincerely thank Howard for his enormous contribution to Ryanair's successful growth over the last 23 years.  He has been a pioneer in the development of low fare air travel in Europe, as well as in aircraft financing, commodity risk and fuel management, IT systems and treasury fields of the aviation industry.

While he will be greatly missed, he has over the years developed an excellent senior management team in Finance, and his replacement (via internal promotion) will be announced later this morning to facilitate a smooth transition.

Although sorry to lose Howard as a senior executive, I'm pleased that he has agreed to join the Board as a Non-Executive Director from mid 2015, where he will continue to offer insight, guidance and wise counsel to the airline as we grow from 85m to over 110m over the next 5 years."

Ryanair's Howard Millar said:

"It has been an absolute honour to have played a central role in the building of Ryanair into Europe's largest airline over the last 23 years and in the process to have enabled hundreds of millions of customers to enjoy the benefits of low fare air travel.  I have thoroughly enjoyed working with Michael and the hugely talented team at Ryanair over that period to create a unique and successful business model which has seen traffic grow from less than 1m to over 80m p.a.

I am very pleased to accept our Chairman, David Bonderman's invitation to join the Board in mid 2015, and look forward to working with the Board to guide Ryanair in its next phase of profitable growth to over 110m passengers p.a. in 2019.  As I leave Ryanair as a full-time executive from December next, I look forward to new career opportunities and challenges, and am confident that my successor and the Ryanair team will continue to drive the business forward."

ENDS

For further information
please contact:          Robin Kiely                            Joe Carmody
                                    Ryanair Ltd                            Edelman Ireland
                                    Tel: +353-1-9451212           Tel: +353-1-6789333
                                    press@ryanair.com              ryanair@edelman.com
      Follow us on Twitter: @Ryanair

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 30 June, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary